DogInn Inc.
1380 Lougar Ave.
Sarnia, Ontario N7S 5N7

June 10, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:          DogInn Inc.
Registration Statement on Form S-1
File No. 333-173438

Dear Mr. Houseal,

As per previous comment 11 of the SEC letter dated May 6, 2011, the company revised the disclosure of its market statistics to include references to the American Pet Products Association’s (APPA) website from which the statistics were taken. The Company realizes it was requested to supply the 2011-2012 APPA National Pet Owners Survey which is referenced on the APPA website, however the cost of the report is $2,995. The Company does not believe the cost of this report is reasonable at this time in the Company’s development.

Yours truly,

/s/ Thomas Bartlett

Thomas Bartlett
President